FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Quarter 2006– Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2006

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Net income grew by more than 17 times, reaching Ch$ 141,191 million, related to an important 27.4% improvement in Operating Income.
  Net income before taxes increased 69.1%, reaching Ch$ 153,814 million.
  EBITDA grew 15.9% reaching Ch$ 367,138 million.
  Operating Revenues increased 11.1% to Ch$ 926,215 million, basically as a consequence of higher operating revenues in the distribution business in Brazil and Chile, and in the generation business in Chile.
  Operating Income improved 27.4% to Ch$ 265,825 million mainly due to,
    31.8% increase in operating income in Distribution Business
    23.7% increase in operating income in Generation and Transmission Business
  Interest coverage improved 24.7% reaching to 4.3 times.
  Physical sales maintained their increasing trend, given the recovered economic situation in the region, with an increase of 6.4% in physical sales in distribution and 17.3% in generation.
  Electricity sales in GWh (for distribution) continue growing in all our concession areas, as follows:

•	Santiago	6.4%
•	Buenos Aires	4.2%
•	Bogotá	6.7%
•	Rio de Janeiro & Fortaleza	7.5%
•	Lima	9.7%
  Our client base in distribution grew by more than 340 thousand new customers.
  Enersis started to consolidate Endesa Brasil, our new holding company, as of October 2005.

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PRESS RELEASE First Quarter 2006– Market Information

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PRESS RELEASE First Quarter 2006– Market Information

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PRESS RELEASE First Quarter 2006– Market Information

GENERAL INFORMATION

(Santiago, Chile, April 26, 2006) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first quarter, ended March 31, 2006. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between March 31, 2005 and March 31, 2006. 2005 Figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 4.1% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of March 31, 2006 for both periods under comparison, equal to US$1 = Ch$526.18. The Chilean peso appreciated by 10.2% against the US$ comparing March 31, 2006 with March 31, 2005.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco and Elesur.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina), Codensa (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most of variations, and comments on the main items of Income and Cash Flow Statements compared to the information booked as of March 2005.

[*] Consolidated since October 2005 and includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE First Quarter 2006– Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE First Quarter 2006– Market Information

MARKET INFORMATION

EQUITY MARKET

The last 12 months, market capitalization increased 41.2% from US$ 5,485 million to US$ 7,745 million; Enersis' ADR changed from US$ 8.40 to US$ 11.86. This variation is compared very favorably with respect to the 5.76% positive variation of the Dow Jones Index and the 8.56% increase in the Dow Jones Utilities Average for the same period.

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PRESS RELEASE First Quarter 2006– Market Information

Over the last 12 months, the Enersis’ Chilean share price increased by 28.55%, from Ch$ 98.01 to Ch$ 126.00. This is favorably compared with the 11.22% increase of the IPSA Index.

Over the last 12 months, the Enersis’ share price increased by 54.02%, from € 6.46 to € 9.95, compared to the 90.53% variation of the Latibex Index.

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PRESS RELEASE First Quarter 2006– Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

April 25, 2006	Citigroup	Stephen Trent	14.0	Hold
April 20, 2006	IM Trust	Gavin Templeton	14.3*	-
March 01, 2006	BCI Corredores	Paulina Barahona	15.7*	Buy
February 23, 2006	Raymond James	Ricardo Cavanagh	13.8	Buy
January 27, 2006	Bear Stearns	Rowe Michels	16.0	Outperform
January 26, 2006	Merrill Lynch	Frank McGann	13.5	Buy

ADR average target price (US$)			14.3

* Exchange rate used: 526.18

Source: Bloomberg

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

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PRESS RELEASE First Quarter 2006– Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:                                     Ba1 / Positive

Rationale (14/10/05)
“Moody’s Investors Service affirmed the rating of Enersis”… “and revised the rating outlook”… “to positive from stable”... “The change in outlook reflects improving financial performance, changes in the regulatory framework in Chile that are favorable for the company, and stronger demand growth for electricity in several countries in which Enersis and Endesa have operations.”

Standard & Poor’s:                   BBB- / Positive

Rationale (26/10/05)
“Standard & Poor’s raised Enersis’ senior unsecured debt to BBB- from BB+, eliminating the one-notch difference between Enersis’s corporate credit rating and the rating of its senior secured debt”.

“The BBB- corporate credit rating on Enersis is based on its good business profile, which reflects the strong creditworthiness of its Chilean investments, the strong competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the growing demand for power in the region.”

Fitch:                                           BBB- / Positive

Rationale (09/02/05)
“…Operating income continues to grow reflecting improved regional economic conditions, strong demand growth, and lower regulatory uncertainties. Further improvement along this trend may result in additional positive rating actions.”

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

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PRESS RELEASE First Quarter 2006– Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	3M 05	3M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	293,593	370,197	76,604	26.1%
Revenues from Distribution	570,857	624,202	53,345	9.3%
Revenues from Engineering and Real Estate	6,062	7,430	1,368	22.6%
Revenues from Other Businesses	32,805	40,325	7,520	22.9%
Consolidation Adjustments	(69,507)	(115,939)	(46,432)	(66.8%)

Operating Revenues	833,810	926,215	92,405	11.1%

Costs from Generation	(171,514)	(221,483)	(49,969)	(29.1%)
Costs from Distribution	(436,420)	(454,846)	(18,426)	(4.2%)
Costs from Engineering and Real Estate	(4,955)	(5,804)	(849)	(17.1%)
Costs from Other Businesses	(25,762)	(32,632)	(6,870)	(26.7%)
Consolidation Adjustments	62,107	108,919	46,812	75.4%

Operating Costs	(576,544)	(605,846)	(29,302)	(5.1%)

Operating Margin	257,266	320,369	63,103	24.5%

SG&A from Generation	(10,035)	(10,168)	(133)	(1.3%)
SG&A from Distribution	(38,055)	(42,357)	(4,302)	(11.3%)
SG&A from Engineering and Real Estate	(717)	(829)	(112)	(15.6%)
SG&A from Other Businesses	(6,918)	(8,897)	(1,979)	(28.6%)
Consolidation Adjustments	7,071	7,707	636	9.0%

Selling and Administrative Expenses	(48,654)	(54,544)	(5,890)	(12.1%)

Operating Income	208,612	265,825	57,213	27.4%

Interest Income	22,417	35,656	13,239	59.1%
Interest Expense	(99,477)	(93,923)	5,554	5.6%
Net Financial Income (Expenses)	(77,060)	(58,266)	18,794	24.4%
Equity Gains from Related Companies	8,361	2,683	(5,678)	(67.9%)
Equity Losses from Related Companies	(1)	(63)	(63)	-
Net Income from Related Companies	8,361	2,620	(5,741)	(68.7%)
Other Non Operating Income	17,841	25,167	7,326	41.1%
Other Non Operating Expenses	(51,802)	(70,114)	(18,312)	(35.3%)
Net other Non Operating Income (Expense)	(33,961)	(44,947)	(10,986)	(32.4%)
Price Level Restatement	(1,590)	174	1,764	110.9%
Foreign Exchange Effect	469	2,061	1,592	339.5%
Net of Monetary Exposure	(1,121)	2,234	3,355	299.3%
Positive Goodwill Amortization	(13,852)	(13,653)	199	1.4%

Non Operating Income	(117,633)	(112,011)	5,622	4.8%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	90,979	153,814	62,835	69.1%

Extraordinary Items	-	-	-	-
Income Tax	(51,316)	34,703	86,019	167.6%
Minority Interest	(36,205)	(49,759)	(13,554)	(37.4%)
Negative Goodwill Amortization	4,575	2,433	(2,142)	(46.8%)

NET INCOME	8,033	141,191	133,158	1657.6%

EBITDA	316,742	367,138	50,396	15.9%

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PRESS RELEASE First Quarter 2006– Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	3M 05	3M 06	Var 06-05	Chg %

Revenues from Generation & Transmission	557,971	703,556	145,585	26.1%
Revenues from Distribution	1,084,909	1,186,290	101,381	9.3%
Revenues from Engineering and Real Estate	11,520	14,120	2,600	22.6%
Revenues from Other Businesses	62,345	76,638	14,293	22.9%
Consolidation Adjustments	(132,098)	(220,340)	(88,242)	(66.8%)

Operating Revenues	1,584,648	1,760,263	175,615	11.1%

Costs from Generation	(325,961)	(420,926)	(94,965)	(29.1%)
Costs from Distribution	(829,413)	(864,430)	(35,017)	(4.2%)
Costs from Engineering and Real Estate	(9,416)	(11,030)	(1,614)	(17.1%)
Costs from Other Businesses	(48,961)	(62,016)	(13,055)	(26.7%)
Consolidation Adjustments	118,033	206,999	88,966	75.4%

Operating Costs	(1,095,716)	(1,151,404)	(55,688)	(5.1%)

Operating Margin	488,932	608,860	119,928	24.5%

SG&A from Generation	(19,072)	(19,324)	(252)	(1.3%)
SG&A from Distribution	(72,323)	(80,498)	(8,175)	(11.3%)
SG&A from Engineering and Real Estate	(1,363)	(1,576)	(213)	(15.6%)
SG&A from Other Businesses	(13,148)	(16,910)	(3,762)	(28.6%)
Consolidation Adjustments	13,439	14,647	1,208	9.0%

Selling and Administrative Expenses	(92,466)	(103,660)	(11,194)	(12.1%)

Operating Income	396,465	505,200	108,735	27.4%

Interest Income	42,603	67,764	25,161	59.1%
Interest Expense	(189,054)	(178,499)	10,555	5.6%
Net Financial Income (Expenses)	(146,451)	(110,735)	35,716	24.4%
Equity Gains from Related Companies	15,890	5,100	(10,790)	(67.9%)
Equity Losses from Related Companies	(1)	(120)	(119)	-
Net Income from Related Companies	15,889	4,979	(10,910)	(68.7%)
Other Non Operating Income	33,906	47,830	13,924	41.1%
Other Non Operating Expenses	(98,450)	(133,250)	(34,800)	(35.3%)
Net other Non Operating Income (Expense)	(64,544)	(85,420)	(20,876)	(32.4%)
Price Level Restatement	(3,022)	330	3,352	110.9%
Foreign Exchange Effect	891	3,917	3,026	339.5%
Net of Monetary Exposure	(2,130)	4,247	6,377	299.3%
Positive Goodwill Amortization	(26,326)	(25,948)	378	1.4%

Non Operating Income	(223,562)	(212,877)	10,685	4.8%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	172,903	292,322	119,419	69.1%

Extraordinary Items	-	-	-	-
Income Tax	(97,526)	65,953	163,479	167.6%
Minority Interest	(68,807)	(94,567)	(25,760)	(37.4%)
Negative Goodwill Amortization	8,695	4,624	(4,071)	(46.8%)

NET INCOME	15,266	268,332	253,066	1657.6%

EBITDA	601,966	697,743	95,777	15.9%

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PRESS RELEASE First Quarter 2006– Consolidated Income Statement

PROFORMA CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 3

	3M 05	3M 05 pf*	3M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	833,810	871,806	926,215	11.1%	6.2%
Operating Costs	(576,544)	(583,941)	(605,846)	(5.1%)	(3.8%)
Operating Margin	257,266	287,865	320,369	24.5%	11.3%
S&A Expenses	(48,654)	(49,880)	(54,544)	(12.1%)	(9.4%)

Operating Income	208,612	237,985	265,825	27.4%	11.7%

Non Operating Income	(117,633)	(132,522)	(112,011)	4.8%	15.5%

NI before Taxes	90,979	105,464	153,814	69.1%	45.8%
Income Tax	(51,316)	(58,161)	34,703	167.6%	159.7%
Minority Interest	(36,205)	(43,845)	(49,759)	(37.4%)	(13.5%)
Negative Goodwill Amortization	4,575	4,575	2,433	(46.8%)	(46.8%)

Net Income	8,033	8,033	141,191	1657.7%	1657.7%

UNDER CHILEAN GAAP, THOUSAND US$

Table 3.1

	3M 05	3M 05 pf*	3M 06	Chg	Chg

				O6 / 05	O6 / 05 Pf *

Operating Revenues	1,584,648	1,656,858	1,760,263	11.1%	6.2%
Operating Costs	(1,095,716)	(1,109,774)	(1,151,404)	(5.1%)	(3.8%)
Operating Margin	488,932	547,085	608,858	24.5%	11.3%
S&A Expenses	(92,466)	(94,796)	(103,660)	(12.1%)	(9.4%)

Operating Income	396,465	452,289	505,198	27.4%	11.7%

Non Operating Income	(223,560)	(251,857)	(212,875)	4.8%	15.5%

NI before Taxes	172,905	200,433	292,322	69.1%	45.8%
Income Tax	(97,526)	(110,534)	65,953	167.6%	159.7%
Minority Interest	(68,807)	(83,327)	(94,567)	(37.4%)	(13.5%)
Negative Goodwill Amortization	8,695	8,695	4,624	(46.8%)	(46.8%)

Net Income	15,268	15,266	268,332	1657.5%	1657.7%

* pf: Proforma Income Statement, consolidates 1Q05 of Cien and Fortaleza

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PRESS RELEASE First Quarter 2006– Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of March 2006, the company registered profits of Ch$141,191 million that represent an increase of Ch$ 133,158 million, more than 17 times. This is based on an important 27.4% improvement in operating income and also by the recognition of the positive effect of deferred taxes in Elesur due to the approval of the merger between Chilectra and Elesur at their respective Extraordinary Shareholders Meeting.

OPERATING INCOME

Operating income as of March 2006 amounted to Ch$ 265,825 million, reflecting a 27.4% increase or Ch$ 57,213 million. This increase is principally due to an important improvement in operating income in the distribution subsidiaries in Brazil and Chile, and in generation subsidiaries in Chile. Additionally, it’s also explained by the consolidation since October 2005, of all the Brazilian assets under the new holding company Endesa Brasil.

Table 4

	3M05				3M06
Million Ch$	Operating Revenues	Operating Costs	SG & A	Operatin g Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	296,546	(175,798)	(10,304)	110,444	289,779	(162,569)	(8,069)	119,141
Cachoeira (*)	-	-	-	-	15,005	(7,343)	(851)	6,811
Fortaleza (**)	-	-	-	-	27,594	(16,786)	(237)	10,571
Cien (**)	-	-	-	-	43,155	(39,561)	(1,004)	2,590
Chilectra S.A.	125,818	(92,937)	(7,709)	25,172	152,231	(114,296)	(11,124)	26,811
Edesur S.A.	68,826	(57,182)	(7,424)	4,220	66,163	(51,283)	(7,724)	7,156
Distrilima (Edelnor)	56,793	(42,815)	(5,203)	8,775	52,799	(39,692)	(4,718)	8,389
Ampla	134,237	(107,073)	(5,332)	21,832	146,446	(105,855)	(4,398)	36,193
Investluz (Coelce)	74,632	(55,754)	(9,531)	9,347	101,797	(69,962)	(11,057)	20,778
Codensa S.A.	110,552	(80,658)	(2,855)	27,039	104,767	(73,757)	(3,336)	27,674
CAM Ltda.	22,060	(18,524)	(1,769)	1,767	27,574	(23,808)	(2,033)	1,733
Inmobiliaria Manso de Velasco Ltda.	1,102	(645)	(448)	9	992	(592)	(608)	(208)
Synapsis Soluciones y Servicios IT Ltda.	9,588	(6,963)	(1,716)	909	11,595	(8,502)	(1,938)	1,155
Enersis Holding and other investment vehicles	1,158	(275)	(3,433)	(2,550)	1,156	(322)	(4,927)	(4,093)
Consolidation Adjustments	(67,502)	62,080	7,070	1,648	(114,838)	108,482	7,480	1,124
Total Consolidation	833,810	(576,544)	(48,654)	208,612	926,215	(605,846)	(54,544)	265,825

Table 4.1

	3M05				3M06
Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	563,582	(334,102)	(19,583)	209,898	550,723	(308,961)	(15,335)	226,427
Cachoeira (*)	-	-	-	-	28,517	(13,956)	(1,618)	12,943
Fortaleza (**)	-	-	-	-	52,443	(31,901)	(450)	20,092
Cien (**)	-	-	-	-	82,015	(75,185)	(1,909)	4,921
Chilectra S.A.	239,117	(176,627)	(14,651)	47,839	289,313	(217,218)	(21,141)	50,954
Edesur S.A.	130,803	(108,674)	(14,108)	8,021	125,743	(97,463)	(14,679)	13,600
Distrilima (Edelnor)	107,935	(81,369)	(9,888)	16,678	100,343	(75,435)	(8,967)	15,942
Ampla	255,116	(203,491)	(10,134)	41,491	278,319	(201,177)	(8,359)	68,784
Investluz (Coelce)	141,837	(105,960)	(18,114)	17,764	193,465	(132,963)	(21,015)	39,487
Codensa S.A.	210,103	(153,290)	(5,426)	51,387	199,108	(140,174)	(6,340)	52,594
CAM Ltda.	41,925	(35,205)	(3,362)	3,359	52,405	(45,246)	(3,864)	3,294
Inmobiliaria Manso de Velasco Ltda.	2,094	(1,226)	(851)	18	1,885	(1,124)	(1,155)	(395)
Synapsis Soluciones y Servicios IT Ltda.	18,222	(13,233)	(3,262)	1,727	22,036	(16,159)	(3,683)	2,194
Enersis Holding and other investment vehicles	2,201	(523)	(6,525)	(4,846)	2,197	(611)	(9,364)	(7,779)
Consolidation Adjustments	(128,286)	117,982	13,437	3,132	(218,248)	206,168	14,216	2,136
Total Consolidation	1,584,649	(1,095,717)	(92,466)	396,466	1,760,265	(1,151,406)	(103,663)	505,195
(*)	Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**)	Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE First Quarter 2006– Market Information

If we compare the consolidation perimeter in homogeneous terms, the operating income increase 11.7% between both periods. Now, if we add to this comparison the revaluation effect of the Chilean Peso against the US Dollar of 10.2%, moving from Ch$/US$ 585.93, in March 2005 to Ch$/US$ 526.18 in March 2006, the operating income increase 26.3% .

In the following pages you will be able to find the most important operating issues by subsidiary.

NON OPERATING INCOME

The company’s non-operating losses decreased by 4.8% or Ch$ 5,622 million to a loss of Ch$ 112,011 million. This is principally explained by:

Net Interest Expense decreased by Ch$ 18,794 million or 24.4% to a net expense of Ch$ 58,266 million. The reduction in net interest expense is mainly due to a lower average debt, even though the company has been consolidating 2 new subsidiaries in this period (CIEN and Endesa Fortaleza), as well as the higher interest income from the investment of cash surplus.

Income from investments in related companies shows a decrease of Ch$ 5,741 million, from an income of Ch$8,361 million to Ch$2,620 million in the present period. This is mainly explained by the consolidation of CIEN and Endesa Fortaleza since October 2005. In that sense, as of March 2005, Ch$4,346 million and Ch$2,220 million were recognized as profits for CIEN and Endesa Fortaleza, amounts that for this period are not accounted for as related companies and therefore appear as zero. These decreases were partially compensated by higher profits of Ch$ 1,031 million in Atacama Holding Ltda.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted Ch$13,653 million.

Net other non-operating expenses reflect an increase of Ch$ 10,986 million or 32.4% . The principal reasons for this variation are,

  Higher expenses of provisions and contingencies of Ch$9,667 million.
  Higher losses of Ch$ 6,146 million as a result of the adjustment on the conversion to Chilean GAAP following the application of Technical Bulletin Nº 64, principally on our subsidiaries in Peru and Brazil.
  Higher expenses for energy efficiency and adjustments for previous results periods in Brazilian subsidiaries of Ch$5,724 million.
  Lower dividends received from related companies of Ch$768 million.

These items were partially compensated by the following:

  Lower losses from derivative contracts for Ch$8,151 million.
  Lower losses from correction of energy and capacity payments of Ch$ 3,360 million.

Price-level restatement losses decreased by Ch$ 1,764 million to a profit of Ch$174 million. This is principally due to the effect of a negative inflation of 0.8% for the first quarter of 2005, and negative 0.3% as of March 2006, over non-monetary assets and liabilities and those denominated in UF.

Pg. 14

PRESS RELEASE First Quarter 2006– Market Information

Foreign exchange increased by Ch$ 1,592 million, to Ch$2,061 million this year, due to the dollar mismatch position as of March 2006.

Income tax and Deferred tax presents a profit of Ch$ 34,703 million, compared with the expense of Ch$51,316 million in 2005, this means a positive variation of Ch$ 86,019 million.

The increase of Ch$24,897 million in income tax is mainly explained by higher provisions in Coelce, Endesa Fortaleza, Edesur, Ampla, CIEN, Codensa and Edelnor of Ch$ 8,227 million, Ch$ 4,318 million, Ch$ 1,799 million, Ch$ 1,094 million, Ch$ 1,732 million, Ch$ 2,145 million and Ch$ 978 million respectively. This was partially compensated by lower tax provisions of Ch$ 4,410 million in Endesa.

Deferred taxes –which do not constitute cash flow- registered a positive variation of Ch$ 110,916 million. This increase was mainly explained by the effect recognized in Elesur for Ch$ 107.170 as consequence of the merge between Elesur and Chilectra. This merge implied, for Elesur, to adjust the provisions on valuations upon accumulated tax losses, as booked in previous exercises.

Amortization on negative goodwill amounted to Ch$ 2,433 million which reflects a reduction of Ch$ 2,142 million, explained by the end of the amortization of the first purchase of Edegel, which effect is a lower amortization of Ch$ 1,766 million. Also added is the effect of exchange rate applied in foreign subsidiaries accounted for in dollars and have a negative goodwill.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	3M05	3M06	Var 06-05	Chg %

Liquidity	Times	1.43	1.06	(0.37)	(25.9%)
Acid ratio test *	Times	1.32	0.97	(0.35)	(26.5%)
Working capital	million Ch$	461,860	90,446	(371,414)	(80.4%)
Working capital	th. US$	877,760	171,891	(705,870)	(80.4%)
Leverage **	Times	0.88	0.90	0.02	2.3%
Short-term debt	%	0.21	0.30	0.09	42.9%
Long-term debt	%	0.79	0.70	(0.09)	(11.4%)
Interest Coverage***	Times	3.48	4.34	0.86	24.7%
EBITDA****	th. US$	601,966	697,743	95,777	15.9%
ROE	%	0.30%	5.18%	4.88%	1626.7%
ROA	%	0.07%	1.33%	1.26%	1800.0%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Pg. 15

PRESS RELEASE First Quarter 2006– Market Information

Liquidity ratio decreased to 1.06 times. Basically, as a consequence of the recognition in the short term the bonds maturating in 2006. This ratio shows an improvement with respect to December 2005, when the ratio was 0.88 times. Nevertheless, the company is showing a strong liquidity, decreasing obligations with banks with cash generation.

Leverage reached 0.90 mainly due to the new debt included after the consolidation of Fortaleza and CIEN since October 2005, offset by a decrease in obligations with banks due to prepayments during 2005 and the first quarter 2006. As well, the exchange rate effect of the Chilean peso.

ROE increased to 5.18%, mainly explained by the higher net income during the period.

ROA increased to 1.33% explained by the higher net income and lower total assets due to the exchange rate in Chile.

Interest Coverage improved 24.7% to 4.34, mainly due to the reduction in interest expenses and increase in operating results in our subsidiaries in Latin America.

Pg. 16

PRESS RELEASE First Quarter 2006– Market Information

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	3M 05	3M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	55,204	56,323	1,120	2.0%
Time deposits	500,737	378,053	(122,684)	(24.5%)
Marketable securities	16,944	6,967	(9,977)	(58.9%)
Accounts receivable, net	582,303	755,385	173,082	29.7%
Notes receivable, net	2,910	4,122	1,211	41.6%
Other accounts receivable, net	67,009	66,187	(822)	(1.2%)
Amounts due from related companies	11,598	96,794	85,196	734.6%
Inventories	57,994	71,596	13,602	23.5%
Income taxes recoverable	68,042	50,720	(17,322)	(25.5%)
Prepaid expenses	55,460	60,363	4,903	8.8%
Deferred income taxes	52,669	51,796	(873)	(1.7%)
Other current assets	71,933	23,790	(48,144)	(66.9%)

Total currrent assets	1,542,803	1,622,095	79,292	5.1%

PROPERTY, PLANT AND EQUIPMENT
Land	135,350	131,072	(4,278)	(3.2%)
Buildings and infraestructure and works in progress	10,949,378	10,579,902	(369,476)	(3.4%)
Machinery and equipment	2,005,115	1,791,864	(213,251)	(10.6%)
Other plant and equipment	394,130	435,110	40,980	10.4%
Technical appraisal	207,868	183,540	(24,328)	(11.7%)
Sub - Total	13,691,840	13,121,487	(570,353)	(4.2%)
Accumulated depreciation	(5,477,959)	(5,336,399)	141,560	2.6%

Total property, plant and equipment	8,213,880	7,785,088	(428,792)	(5.2%)

OTHER ASSETS
Investments in related companies	203,334	104,117	(99,218)	(48.8%)
Investments in other companies	54,559	25,860	(28,699)	(52.6%)
Positive goodwill, net	745,424	680,838	(64,586)	(8.7%)
Negative goodwill, net	(57,498)	(33,980)	23,518	40.9%
Long-term receivables	113,146	132,076	18,930	16.7%
Amounts due from related companies	116,382	-	(116,382)	(100.0%)
Intangibles	88,855	84,161	(4,694)	(5.3%)
Accumulated amortization	(49,366)	(50,695)	(1,329)	(2.7%)
Others assets	248,694	246,646	(2,048)	(0.8%)

Total other assets	1,463,531	1,200,723	(262,808)	(18.0%)

TOTAL ASSETS	11,220,214	10,607,906	(612,308)	(5.5%)

Pg. 17

PRESS RELEASE First Quarter 2006– Market Information

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	3M 05	3M 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	104,914	107,042	2,128	2.0%
Time deposits	951,646	718,486	(233,160)	(24.5%)
Marketable securities	32,202	13,240	(18,962)	(58.9%)
Accounts receivable, net	1,106,661	1,435,601	328,940	29.7%
Notes receivable, net	5,531	7,833	2,302	41.6%
Other accounts receivable, net	127,349	125,788	(1,561)	(1.2%)
Amounts due from related companies	22,042	183,956	161,914	734.6%
Inventories	110,217	136,068	25,851	23.5%
Income taxes recoverable	129,313	96,393	(32,920)	(25.5%)
Prepaid expenses	105,401	114,718	9,317	8.8%
Deferred income taxes	100,097	98,438	(1,659)	(1.7%)
Other current assets	136,709	45,212	(91,497)	(66.9%)

Total currrent assets	2,932,082	3,082,776	150,694	5.1%

PROPERTY, PLANT AND EQUIPMENT
Land	257,231	249,100	(8,131)	(3.2%)
Buildings and infraestructure and works in progres	20,809,187	20,107,001	(702,186)	(3.4%)
Machinery and equipment	3,810,701	3,405,419	(405,282)	(10.6%)
Other plant and equipment	749,040	826,922	77,882	10.4%
Technical appraisal	395,050	348,816	(46,234)	(11.7%)
Sub - Total	26,021,209	24,937,259	(1,083,950)	(4.2%)
Accumulated depreciation	(10,410,809)	(10,141,775)	269,034	2.6%

Total property, plant and equipment	15,610,400	14,795,485	(814,915)	(5.2%)

OTHER ASSETS
Investments in related companies	386,434	197,873	(188,561)	(48.8%)
Investments in other companies	103,689	49,146	(54,543)	(52.6%)
Positive goodwill, net	1,416,671	1,293,927	(122,744)	(8.7%)
Negative goodwill, net	(109,274)	(64,579)	44,695	40.9%
Long-term receivables	215,033	251,010	35,977	16.7%
Amounts due from related companies	221,183	-	(221,183)	(100.0%)
Intangibles	168,868	159,948	(8,920)	(5.3%)
Accumulated amortization	(93,820)	(96,346)	(2,526)	(2.7%)
Others assets	472,641	468,749	(3,892)	(0.8%)

Total other assets	2,781,425	2,281,962	(499,463)	(18.0%)

TOTAL ASSETS	21,323,906	20,160,223	(1,163,683)	(5.5%)

Pg. 18

PRESS RELEASE First Quarter 2006– Market Information

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	3M 05	3M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	126,423	144,730	18,307	(14.5%)
Current portion of long-term debt due to banks and financial institutions	134,948	125,278	(9,670)	7.2%
Promissory notes	-	-	-
Current portion of bonds payable	103,917	444,927	341,010	-
Current portion of long-term notes payable	26,769	31,306	4,537	(16.9%)
Dividends payable	86,059	43,021	(43,038)	50.0%
Accounts payable	250,647	307,646	56,999	(22.7%)
Short-term notes payable	15,225	16,946	1,721	(11.3%)
Miscellaneous payables	42,379	80,969	38,590	(91.1%)
Accounts payable to related companies	82,048	49,597	(32,452)	39.6%
Accrued expenses	54,402	74,548	20,145	(37.0%)
Withholdings	48,836	71,273	22,437	(45.9%)
Income taxes payable	56,128	70,969	14,840	(26.4%)
Anticipated income	5,456	2,867	(2,589)	47.5%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	1,972	1,544	(428)	21.7%
Other current liabilities	45,732	66,029	20,298	(44.4%)

Total current liabilities	1,080,943	1,531,649	450,706	(41.7%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	610,390	604,172	(6,218)	1.0%
Bonds payable	2,833,617	2,086,055	(747,563)	26.4%
Long -term notes payable	150,880	111,115	(39,766)	26.4%
Accounts payables	63,519	62,199	(1,320)	2.1%
Amounts payable to related companies	-	13,595	13,595	-
Accrued expenses	326,000	441,217	115,217	(35.3%)
Deferred income taxes	76,367	-	(76,367)	100.0%
Reinbursable financial contribution	6,233	3,947	(2,286)	36.7%
Other long-term liabilities	95,029	173,172	78,143	(82.2%)

Total long-term liabilities	4,162,035	3,495,471	(666,564)	16.0%

Minority interest	3,268,600	2,856,148	(412,452)	(12.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,377,024	2,365,607	(11,417)	(0.5%)
Additional paid-in capital	(19,016)	(7,097)	11,919	-
Additional paid-in capital (share premium)	168,042	168,078	36	0.0%
Other reserves	(69,002)	(208,003)	(139,001)	201.4%
Total capital and reserves	2,457,048	2,318,585	(138,463)	(5.6%)
Retained earnings	246,317	264,862	18,545	7.5%
Net income for the period	8,033	141,191	133,158	-
Deficits of subsidaries in development stage	(2,761)	-	2,761	(100.0%)
Total retained earnings	251,589	406,053	154,464	61.4%

Total shareholder´s equity	2,708,636	2,724,638	16,002	0.6%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,220,214	10,607,906	(612,308)	(5.5%)

Pg. 19

PRESS RELEASE First Quarter 2006– Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	3M 05	3M 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	240,266	275,058	34,792	(14.5%)
Current portion of long-term debt due to banks and financial in	256,468	238,090	(18,378)	7.2%
Current portion of bonds payable	197,493	845,579	648,086	-
Current portion of long-term notes payable	50,874	59,496	8,622	(16.9%)
Dividends payable	163,555	81,761	(81,794)	50.0%
Accounts payable	476,352	584,678	108,326	(22.7%)
Short-term notes payable	28,934	32,205	3,271	(11.3%)
Miscellaneous payables	80,542	153,881	73,339	(91.1%)
Accounts payable to related companies	155,932	94,258	(61,674)	39.6%
Accrued expenses	103,391	141,677	38,286	(37.0%)
Withholdings	92,813	135,453	42,640	(45.9%)
Income taxes payable	106,671	134,876	28,205	(26.4%)
Anticipated income	10,369	5,449	(4,920)	47.5%
Reinbursable financial contribution	3,748	2,935	(813)	21.7%
Other current liabilities	86,912	125,488	38,576	(44.4%)

Total current liabilities	2,054,321	2,910,883	856,562	(41.7%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,160,041	1,148,223	(11,818)	1.0%
Bonds payable	5,385,262	3,964,527	(1,420,735)	26.4%
Long -term notes payable	286,747	211,172	(75,575)	26.4%
Accounts payables	120,717	118,209	(2,508)	2.1%
Amounts payable to related companies	-	25,838	25,838	-
Accrued expenses	619,560	838,529	218,969	(35.3%)
Deferred income taxes	145,134	-	(145,134)	100.0%
Reinbursable financial contribution	11,845	7,501	(4,344)	36.7%
Other long-term liabilities	180,602	329,111	148,509	(82.2%)

Total long-term liabilities	7,909,908	6,643,109	(1,266,799)	16.0%

Minority interest	6,211,943	5,428,082	(783,861)	(12.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,517,511	4,495,813	(21,698)	(0.5%)
Additional paid-in capital	(36,140)	(13,487)	22,653	-
Additional paid-in capital (share premium)	319,363	319,431	68	0.0%
Other reserves	(131,138)	(395,308)	(264,170)	201.4%
Total capital and reserves	4,669,595	4,406,448	(263,147)	(5.6%)
Retained earnings	468,123	503,367	35,244	7.5%
Net income for the period	15,266	268,332	253,066	-
Deficits of subsidaries in development stage	(5,247)	-	5,247	(100.0%)
Total retained earnings	478,142	771,699	293,557	61.4%

Total shareholder´s equity	5,147,737	5,178,148	30,411	0.6%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	21,323,909	20,160,223	(1,163,686)	(5.5%)

Pg. 20

PRESS RELEASE First Quarter 2006– Consolidated Balance Sheet Analysis

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased by Ch$612,308 million. This was due to:

•
A decrease of Ch$428,792 million, or 5.2% in Fixed Assets because of the depreciation for the year of Ch$500,000 million and the effect of the exchange rate of Ch$620,000 million on the fixed assets of overseas companies. In accordance with the methodology of carrying the non-monetary assets in nominal Dollars, pursuant to Technical Bulletin Nº 64 in the subsidiaries located in countries with unstable currencies. This was partly compensated by the incorporation of new fixed assets amounting to Ch$350,000 million and the incorporation of Endesa Fortaleza and CIEN of Ch$106,003 million and Ch$ 288,615 million.

•   Current Assets increased by Ch$79,292 million, mainly due to:

  An increase of Ch$85,196 million of amounts due from related companies explained by the transfer debt maturities in Atacama Finance, for Ch$92,399 million from the long term to the short term.
  An increase of Ch$173,082 million in accounts receivables, mainly due to the increase in invoicing at the subsidiaries Codensa of Ch$25,423 million, Coelce of Ch$30,525 million, Ampla of Ch$26,995 million, Chilectra of Ch$13,574 million, CAM of Ch$9,130 million, Edesur of Ch$5,123 million and the consolidation of CIEN of Ch$36,110 million.

    This was partially compensated by:

  A decrease of Ch$122,684 million in time deposits mainly explained by a decrease in deposits due to liquidation of investments to prepay debt and capital reductions in subsidiaries.
  A decrease in other current assets of Ch$48,144 million, because at this period there were no investments in reverse repurchase agreements due to excess of cash.

•   Other long term assets show a decrease of Ch$262,809 million, explained mainly as follows:

  Decrease of investments in related companies for Ch$99,218 million, due to the decrease of CIEN for Ch$54,731 million, Fortaleza for Ch$27,964 million due to the new consolidation perimeter.
  Decrease of positive goodwill of Ch$64,586 million. This corresponds to the annual average amortization by Ch$55,000 million. the difference is due to the exchange rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.
  A decrease of Ch$116,382 million in accounts receivables from related companies, basically explained by the transfer to the short term of Atacama Finance loan.

Total Liabilities and Shareholder’s Equity show a reduction of Ch$612,308 million, due principally to:

•   Short-term liabilities show an increase of Ch$450,706 million or 41.7% as a result of:

  Increase of Ch$341,010 million in short term bond obligations following the transfer to short term of the Enersis bonds of Ch$161,485 million, Endesa Chile of Ch$108,588 million, Edegel of Ch$56,631 million, Edelnor of Ch$31,750 million, Emgesa of Ch$38,556 million, partially compensated by prepayments of Ch$58,226 million.

Pg. 21

PRESS RELEASE First Quarter 2006– Consolidated Balance Sheet Analysis

  Increase in miscellaneous payables of Ch$38,590 million, mostly explained by the increase in Ampla of Ch$16,449 million and of Ch$11,127 million and Ch$6,685 million related to the consolidation of Endesa Fotaleza and CIEN respectively.

•   Long term liabilities reduction of Ch$666,564 million or 16.0% due basically to the following:

  Decrease of Ch$747,562 million in bonds payable, due to the transfer to short term of bonds of Ch$570,975 million and the effect of the exchange rate, partially compensated by new bond issuances of Ch$62,568 million.

This was partially compensated by:

  An increase of Ch$115,217 million in provisions, basically explained by the consolidation of Endesa Fortaleza of Ch$30,097 million and CIEN of Ch$85,630 million.

Minority interest decreased by Ch$412,452 million, mainly explained by the effect of capital reduction in Emgesa and Codensa, added the dissolution of Capital Energía S.A. and the effect of the reduction in the investments in the foreign subsidiaries controlled in US Dollars in accordance with bulletin N°64.

Equity increased by Ch$16,002 million. This variation is explained principally by the increase of Ch$18,545 million in retained earnings and the increase of Ch$141,191 million in net income, partially compensated by the reduction of Ch$139,001million in other reserves, due to the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments controlled in US Dollars.

Pg. 22

PRESS RELEASE First Quarter 2006– Consolidated Balance Sheet Analysis

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2006	2007	2008	2009	2010	Balance

Chile	318,079	27,062	254,962	333,619	125,300	1,054,999	2,114,021

Enersis	172,518	1,583	35,876	1,676	1,676	426,091	639,420
Chilectra	-	-	-	-	-	-	-
Other (*)	1,767	467	-	-	-	-	2,233
Endesa Chile (**)	143,794	25,012	219,086	331,943	123,624	628,907	1,472,367

Argentina	58,672	44,655	41,174	25,523	15,384	11,778	197,186

Edesur	19,300	21,823	19,343	3,039	-	-	63,504
Costanera	32,455	20,966	19,965	20,618	13,517	7,112	114,633
Hidroinvest	5,051	-	-	-	-	-	5,051
Ctm	-	-	-	-	-	-	-
Tesa	1,866	1,866	1,866	1,866	1,866	4,666	13,999

Perú	93,749	56,802	20,068	30,776	10,185	47,613	259,193

Edelnor	52,945	9,484	4,701	9,284	4,701	32,460	113,575
Edegel	40,803	47,319	15,367	21,492	5,484	15,153	145,618

Brasil	129,883	91,598	129,789	80,061	99,073	99,828	630,232

Coelce	15,787	24,037	23,420	15,041	7,156	58,484	143,925
Ampla	21,041	41,791	82,479	42,095	72,539	3,085	263,029
Cachoeira	1,680	2,845	964	-	-	-	5,489
Cien	22,998	22,925	22,925	22,925	19,378	38,259	149,411
Fortaleza	68,377	-	-	-	-	-	68,377

Colombia	76,729	13,404	-	83,922	36,764	215,988	426,807

Codensa	9,336	-	-	11,489	-	103,399	124,224
Emgesa	53,990	-	-	72,433	-	57,444	183,866
Betania	13,404	13,404	-	-	36,764	55,146	118,717

TOTAL	677,112	233,522	445,992	553,901	286,707	1,430,207	3,627,439

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2006	2007	2008	2009	2010	Balance

Chile	604,506	51,432	484,553	634,039	238,132	2,005,015	4,017,676

Enersis	327,868	3,009	68,181	3,185	3,186	809,783	1,215,212
Chilectra	-	-	-	-	-	-	-
Other (*)	3,358	887	-	-	-	-	4,245
Endesa Chile (**)	273,280	47,536	416,372	630,854	234,947	1,195,232	2,798,220

Argentina	111,505	84,867	78,251	48,506	29,237	22,385	374,750

Edesur	36,679	41,474	36,760	5,775	-	-	120,689
Costanera	61,680	39,846	37,943	39,184	25,689	13,517	217,859
Hidroinvest	9,599	-	-	-	-	-	9,599
Ctm	-	-	-	-	-	-	-
Tesa	3,547	3,547	3,547	3,547	3,547	8,868	26,604

Perú	178,168	107,952	38,139	58,490	19,357	90,488	492,595

Edelnor	100,622	18,024	8,934	17,644	8,934	61,690	215,848
Edegel	77,546	89,929	29,205	40,846	10,423	28,798	276,746

Brasil	246,841	174,082	246,662	152,155	188,288	189,722	1,197,749

Coelce	30,002	45,682	44,510	28,585	13,601	111,149	273,528
Ampla	39,988	79,424	156,751	80,000	137,859	5,863	499,885
Cachoeira	3,192	5,407	1,832	-	-	-	10,431
Cien	43,708	43,569	43,569	43,569	36,828	72,710	283,955
Fortaleza	129,951	-	-	-	-	-	129,951

Colombia	145,823	25,473	-	159,492	69,870	410,484	811,143

Codensa	17,743	-	-	21,834	-	196,508	236,086
Emgesa	102,607	-	-	137,658	-	109,171	349,436
Betania	25,473	25,473	-	-	69,870	104,804	225,621

TOTAL	1,286,844	443,806	847,604	1,052,683	544,883	2,718,094	6,893,913

(*)	Includes: CAM
(**)	Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 23

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	3M 05	3M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	8,033	141,191	133,158	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	278	(162)	(440)	(158.1%)
Charges (credits) to income which do not represent cash flows:
Depreciation	105,864	98,781	(7,083)	(6.7%)
Amortization of intangibles	2,266	2,532	266	11.7%
Write-offs and accrued expenses	7,587	7,239	(348)	(4.6%)
Equity in income of related companies	(8,361)	(2,683)	5,678	67.9%
Equity in losses of related companies	-	63	63	-
Amortization of positive goodwill	13,852	13,653	(199)	(1.4%)
Amortization of negative goodwill	(4,575)	(2,433)	2,142	46.8%
Price-level restatement, net	1,590	(175)	(1,765)	(111.0%)
Exchange difference, net	(470)	(2,061)	(1,591)	(338.5%)
Other credits to income which do not represent cash flows	(4,117)	(9,775)	(5,658)	(137.4%)
Other charges to income which do not represent cash flows	16,271	26,782	10,511	64.6%
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	6,728	(5,603)	(12,331)	(183.3%)
Decrease (increase) in inventory	(3,055)	2,130	5,185	169.7%
Decrease (increase) in other assets	(13,311)	(199,072)	(185,761)	-
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	(76,544)	49,417	125,961	164.6%
Decreased (increase) of payable interest	19,496	13,116	(6,380)	(32.7%)
Decreased (increase) in income tax payable	29,462	15,507	(13,955)	(47.4%)
Decreased (increase) in other accounts payable associated with non-operating results	44,032	20,268	(23,764)	(54.0%)
Decreased (increase) in value added tax and other similar taxes payable, net	(16,213)	(2,690)	13,523	83.4%
Income (loss) attributable to minority interest	36,206	49,759	13,553	37.4%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	165,019	215,784	50,767	30.8%

Pg. 24

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow

Cont. Table 9

Million Ch$	3M 05	3M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	110,965	213,145	102,180	92.1%
Proceeds from bond issuance	155,616	49,874	(105,742)	(68.0%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	1,185	5	(1,180)	(99.6%)
Capital paid	(54,096)	-	54,096	100.0%
Dividends paid	(99)	(32,471)	(32,372)	-
Payment of debt	(255,245)	(170,315)	84,930	33.3%
Payment of bonds	(33,827)	(80,222)	(46,395)	(137.2%)
Payments of loans obtained from related companies	-	(1,994)	(1,994)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,035)	-	1,035	100.0%
Other disbursements for financing	(5,304)	(1,573)	3,731	70.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(81,838)	(23,550)	58,288	71.2%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,165	131	(1,034)	(88.8%)
Sale of investment	-	-	-	-
Other loans received from related companies	28	-	(28)	(100.0%)
Other receipts from investments	145	706	561	-
Additions to property, plant and equipment	(59,221)	(111,517)	(52,296)	(88.3%)
Long-term investments	-	(12,676)	(12,676)	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(685)	(706)	(21)	(3.1%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(58,569)	(124,063)	(65,494)	(111.8%)

NET CASH FLOW FOR THE PERIOD	24,610	68,171	43,561	177.0%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	35,694	13,811	(21,883)	(61.3%)

NET VARIATION ON CASH AND CASH EQUIVALENT	60,304	81,982	21,678	35.9%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	565,117	359,227	(205,890)	(36.4%)

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	625,421	441,209	(184,212)	(29.5%)

Pg. 25

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	3M 05	3M 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	15,266	268,332	253,066	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	529	(307)	(836)	(158.1%)
Charges (credits) to income which do not represent cash flows:
Depreciation	201,194	187,732	(13,462)	(6.7%)
Amortization of intangibles	4,307	4,812	505	11.7%
Write-offs and accrued expenses	14,419	13,757	(662)	(4.6%)
Equity in income of related companies	(15,890)	(5,100)	10,790	67.9%
Equity in losses of related companies	-	120	120	-
Amortization of positive goodwill	26,326	25,948	(378)	(1.4%)
Amortization of negative goodwill	(8,695)	(4,624)	4,071	46.8%
Price-level restatement, net	3,022	(332)	(3,354)	(111.0%)
Exchange difference, net	(893)	(3,917)	(3,024)	(338.5%)
Other credits to income which do not represent cash flows	(7,824)	(18,577)	(10,753)	(137.4%)
Other charges to income which do not represent cash flows	30,923	50,899	19,976	64.6%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	12,786	(10,648)	(23,434)	(183.3%)
Decrease (increase) in inventory	(5,806)	4,048	9,854	169.7%
Decrease (increase) in other assets	(25,297)	(378,335)	(353,038)	-
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	(145,471)	93,916	239,387	164.6%
Decreased (increase) of payable interest	37,052	24,926	(12,126)	(32.7%)
Decreased (increase) in income tax payable	55,992	29,472	(26,520)	(47.4%)
Decreased (increase) in other accounts payable associated with non-operating results	83,682	38,518	(45,164)	(54.0%)
Decreased (increase) in value added tax and other similar taxes payable, net	(30,813)	(5,112)	25,701	83.4%
Income (loss) attributable to minority interest	68,809	94,567	25,758	37.4%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	313,613	410,094	96,481	30.8%

Pg. 26

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow

Cont. Table 9.1

Thousand US$	3M 05	3M 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	210,888	405,080	194,192	92.1%
Proceeds from bond issuance	295,747	94,786	(200,961)	(68.0%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	2,252	10	(2,242)	(99.6%)
Capital paid	(102,809)	-	102,809	100.0%
Dividends paid	(188)	(61,710)	(61,522)	-
Payment of debt	(485,091)	(323,682)	161,409	33.3%
Payment of bonds	(64,288)	(152,460)	(88,172)	(137.2%)
Payments of loans obtained from related companies	-	(3,790)	(3,790)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,967)	-	1,967	100.0%
Other disbursements for financing	(10,080)	(2,990)	7,090	70.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	(155,533)	(44,756)	110,777	71.2%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	2,214	248	(1,966)	(88.8%)
Sale of investment	-	-	-	-
Other loans received from related companies	53	-	(53)	(100.0%)
Other receipts from investments	276	1,341	1,065	-
Additions to property, plant and equipment	(112,549)	(211,937)	(99,388)	(88.3%)
Long-term investments	-	(24,091)	(24,091)	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,302)	(1,342)	(40)	(3.1%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(111,309)	(235,780)	(124,471)	(111.8%)

NET CASH FLOW FOR THE PERIOD	46,771	129,558	82,787	177.0%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	67,836	26,249	(41,587)	(61.3%)

NET VARIATION ON CASH AND CASH EQUIVALENT	114,607	155,806	41,199	35.9%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	1,073,999	682,707	(391,292)	(36.4%)

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	1,188,607	838,513	(350,094)	(29.5%)

Pg. 27

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$68,171 million, comprised of the following activities:

Table 10

Effective Cash Flow (million Ch$)	3M05	3M06	Var 06-05	Chg %

Operating	165,017	215,784	50,767	30.8%
Financing	(81,838)	(23,550)	58,288	71.2%
Investment	(58,569)	(124,063)	(65,494)	(111.8%)

Net cash flow of the period	24,610	68,171	43,561	177.0%

Table 10.1

Effective Cash Flow (thousand US$)	3M05	3M06	Var 06-05	Chg %

Operating	313,613	410,094	96,481	30.8%
Financing	(155,533)	(44,756)	110,777	71.2%
Investment	(111,309)	(235,780)	(124,471)	(111.8%)

Net cash flow of the period	46,771	129,558	82,787	177.0%

Operating activities generated a net positive cash flow of Ch$215,784 million, an increase of Ch$50,767 million. As of March 2006, the operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$141,191 million, plus:
•
Charges of Ch$131,923 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$98,781 million, write-offs and provisions for Ch$7,238 million, amortizations of positive goodwill of Ch$13,653 million, amortization of intangibles of Ch$2,532 million, losses in investments of Ch$63 million and other charges that do not represent cash flow for Ch$26,782 million, which includes the Ch$20,801 million negative conversion effect of the application of the Technical Bulletin N°64 over the foreign subsidiaries.

	•	Increase in net assets that affect operating cash flow of Ch$202,545 million.
	•	The variation of net liabilities that affect cash flow of Ch$95,618 million.

•	The above was partly compensated by:
	•	Credits for Ch$9,775 million that do not represent cash flows, of which Ch$8,761 million correspond to the positive effect of the conversion of the overseas branches.
	•	Profit on investment in related companies of Ch$2,683 million.
	•	Negative goodwill amortization of Ch$2,433 million.
	•	Profits on the sale of assets of Ch$162 million.

Financing activities produced a negative cash flow of Ch$23,550 million mainly due to the payment of loans for a value of Ch$170,315 million, dividend payments of Ch$32,471 million, payments to the public for Ch$80,222 million and other disbursements for Ch$1,573 million. The above is partly compensated by loans obtained for Ch$213,145 million, bond issues for Ch$49,874 million and other sources of financing for Ch$5 million.

Pg. 28

PRESS RELEASE First Quarter 2006– Consolidated Cash Flow Analysis

Investment activities generated a net negative cash flow of Ch$124,063 million that correspond mainly to the incorporation of fixed assets for Ch$111,517 million, other long term investments for Ch$12,676 million and other disbursements of Ch$706 million, partially compensated by the sale of fixed assets of Ch$131 million and other investment revenues of Ch$706 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	3M05	3M06	3M05	3M06	3M05	3M06	3M05	3M06	3M05	3M06

Argentina	1,409	1,506	-	-	858	79	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	13,211	-	-	-	-	-	-	-
Colombia	-	16,162	-	-	-	-	-	29,643	-	-

Total	1,409	17,667	13,211	-	858	79	-	29,643	-	-

#9accff
Millions Ch$	Total Cash Received
	3M05	3M06
#9accff
Argentina	2,267	1,585
Peru	-	-
Brazil	13,211	-
Colombia	-	45,804

Total	15,478	47,389

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	3M05	3M06	3M05	3M06	3M05	3M06	3M05	3M06	3M05	3M06

Argentina	2,677	2,862	-	-	1,631	150	-	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	25,107	-	-	-	-	-	-	-
Colombia	-	30,715	-	-	-	-	-	56,336	-	-

Total	2,677	33,577	25,107	-	1,631	150	-	56,336	-	-

#9accff
Thousand US$	Total Cash Received
	3M05	3M06

Argentina	4,308	3,012
Peru	-	-
Brazil	25,107	-
Colombia	-	87,051
#9accff
Total	29,415	90,062

Source: Internal Financial Report

Pg. 29

PRESS RELEASE First Quarter 2006 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	3M05	3M06	3M05	3M06

Endesa	12,543	44,246	48,892	41,143
Cachoeira (*)	-	61	-	3,759
Fortaleza (**)	-	63	-	1,224
Cien (**)	-	91	-	2,908
Chilectra S.A.	9,224	11,276	3,867	4,276
Edesur S.A.	8,119	7,191	12,730	10,817
Edelnor S.A.	2,084	3,444	4,536	4,156
Ampla	16,019	25,269	11,530	10,235
Coelce	7,677	14,365	9,877	8,898
Codensa S.A.	3,000	3,967	13,463	10,258
Cam Ltda.	208	201	251	279
Inmobiliaria Manso de Velasco Ltda.	-	274	92	84
Synapsis Soluciones y Servicios Ltda.	346	1,038	362	438
Holding Enersis	-	31	264	306

Total	59,220	111,517	105,864	98,781

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	3M05	3M06	3M05	3M06

Endesa	23,838	84,088	92,919	78,192
Cahoeira (*)	-	116	-	7,144
Fortaleza (**)	-	119	-	2,326
Cien (**)	-	172	-	5,527
Chilectra S.A.	17,531	21,430	7,349	8,126
Edesur S.A.	15,431	13,666	24,193	20,558
Edelnor S.A.	3,960	6,546	8,621	7,898
Ampla	30,444	48,024	21,913	19,452
Coelce	14,589	27,300	18,771	16,911
Codensa S.A.	5,701	7,539	25,586	19,495
Cam Ltda.	395	383	477	530
Inmobiliaria Manso de Velasco Ltda.	-	521	175	160
Synapsis Soluciones y Servicios Ltda.	657	1,973	688	832
Holding Enersis	-	58	502	582

Total	112,547	211,934	201,193	187,735

(*)	Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**)	Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 30

PRESS RELEASE First Quarter 2006 – Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars as a great part of its sales in the different markets where it operates are mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt to local currency debt, when market financial conditions best allow it.

In a scenario of a high exchange risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of March 31, 2006, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million on a consolidated basis and no forwards contracts, due primarily to the modification of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were US$140 million in forward contracts.

With regard to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 75.3% / 24.7% fixed / variable as of March 31, 2006. The percentage of its indebtedness at a fixed rate has decreased compared with the 84.5% / 15.5% ratio as of the same date of the previous year. This is due to the maturity of some interest rate coverage contracts during year 2005 and to the incorporation in the consolidation perimeter, variable rate debt in Brazil, through the new subsidiary Endesa Brasil. In spite of this, the risk levels have also remained in the hedging levels determined by the company’s policy.

Pg. 31

PRESS RELEASE First Quarter 2006 – Breakdown by country

ARGENTINA

GENERATION

The lower operating income in Endesa Costanera, is mainly explained by a reduction in sales of capacity due to problems of the Argentine electricity sector and their impact on the export business. Sales thus fell by 32.3% . An efficient management in production and in commercial policies enabled Endesa Costanera to reduce its costs of sales by 7.0% . However, these lower operating result was partially compensated by better results in El Chocón, which was able to capture the 7.3% demand increase in the Argentine market. This is also explained by higher levels of production (mainly sold on the spot market) due to the better hydrology in the Comahue zone and also higher energy sales prices due to higher natural gas price.

COSTANERA

Operating Income

Table 13

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	78,801	53,364	41,463	28,079	(32.3%)
Operating Costs	55,155	51,276	29,022	26,980	(7.0%)
Operating Margin	23,646	2,088	12,442	1,099	(91.2%)
Selling and Administrative Expenses	942	909	496	478	(3.5%)

Operating Income	22,703	1,179	11,946	620	(94.8%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	3M05	3M06	Chg %

GWh Produced	2,631	2,195	(16.6%)
GWh Sold	2,631	2,195	(16.6%)
Market Share	11.2%	9.0%	(20.0%)

Pg. 32

PRESS RELEASE First Quarter 2006 – Breakdown by country

CHOCÓN

Operating Income

Table 15

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	17,329	25,168	9,118	13,243	45.2%
Operating Costs	12,843	12,868	6,758	6,771	0.2%
Operating Margin	4,486	12,300	2,360	6,472	174.2%
Selling and Administrative Expenses	322	310	170	163	(3.8%)

Operating Income	4,163	11,990	2,191	6,309	188.0%

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	3M05	3M06	Chg %

GWh Produced	673	1,110	65.0%
GWh Sold	730	1,137	55.6%
Market Share	3.1%	4.6%	49.2%

Pg. 33

PRESS RELEASE First Quarter 2006 – Breakdown by country

DISTRIBUTION

Edesur reported an important increased in the Operating Income, primarily due to the boost in the energy demand that reflected higher physical sales, better margins, 15% tariff increase in average applied since October 2005, and the increase in the number of clients.

EDESUR

Operating Income

Table 17

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	121	115	63.722	60.750	(4,7%)
Other Operating Revenues	10	10	5.103	5.412	6,1%
Operating Revenues	131	126	68.826	66.163	(3,9%)
Energy Purchases	(73)	(65)	(38.378)	(34.460)	10,2%
Other Operating Cost	(36)	(32)	(18.804)	(16.824)	10,5%
Operating Costs	(109)	(97)	(57.182)	(51.283)	10,3%
Selling and Administrative Expenses	(14)	(15)	(7.424)	(7.724)	(4,0%)

Operating Income	8	14	4.220	7.156	69,6%

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	3M05	3M06	Chg %

Customers (Th)	2,145	2,170	1.2%
GWh Sold	3,516	3,664	4.2%
Clients/Employee	942	925	(1.8%)
Energy Losses % (3M)	10.0%	9.2%	(7.5%)
Energy Losses % (TTM)	11.7%	11.2%	(4.5%)

Pg. 34

PRESS RELEASE First Quarter 2006 – Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

'
	Thousand US$	Million Ch$

	3M06	3M06

Revenues from Sales	538,767	283,488
Other Operating Revenues	19,485	10,252
Operating Revenues	558,251	293,741
Energy Purchases	(253,007)	(133,127)
Other Operating Cost	(125,679)	(66,130)
Operating Costs	(378,686)	(199,257)
Selling and Administrative Expenses	(35,293)	(18,570)

Operating Income	144,273	75,913

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

In the generation business, it is important to highlight the important increase by 80.2% in operating income of Cachoeria Dourada, This improvement was basically attributable to higher operating revenues and the favorable hydrology which lowered its energy purchases.

On the other hand, Fortaleza, reduced its Operating Income basically due to lower operational margins. Our transmission company CIEN, reduced its operating income, also due to lower margin and physical sales as a consequence of the restrictions of natural gas from Argentina.

CACHOEIRA

Operating Income

Table 20

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	24.189	28.517	12.728	15.005	17,9%
Operating Costs	(13.404)	(13.956)	(7.053)	(7.343)	(4,1%)
Operating Margin	10.785	14.561	5.675	7.662	35,0%
Selling and Administrative Expenses	(3.604)	(1.618)	(1.896)	(851)	55,1%

Operating Income	7.181	12.943	3.779	6.811	80,2%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	3M05	3M06	Chg %

GWh Produced	931	948	1.8%
GWh Sold	944	949	0.6%
Market Share	1.1%	1.1%	0.0%

Pg. 35

PRESS RELEASE First Quarter 2006 – Breakdown by country

FORTALEZA

Operating Income

Table 22

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	3M05	3M06	3M05	3M06	Chg %

Operating Revenues	52,709	52,443	27,735	27,594	(0.5%)
Operating Costs	(24,689)	(31,901)	(12,991)	(16,786)	29.2%
Operating Margin	28,020	20,542	14,744	10,809	(26.7%)
Selling and Administrative Expenses	(398)	(450)	(209)	(237)	13.2%

Operating Income	27,624	20,092	14,534	10,571	(27.3%)

Additional Information

Table 23

Fortaleza	3M05	3M06	Chg %

GWh Produced	85	131	54.8%
GWh Sold	663	663	0.0%
Market Share	-	0.7%	-

Pg. 36

PRESS RELEASE First Quarter 2006 – Breakdown by country

TRANSMISSION

CIEN

Operating Income

Table 24

	Thousand US$	Thousand US$	Million Ch$	Million Ch$

	3M05	3M06	3M05	3M06	Chg %

Operating Revenues	106,558	82,015	56,069	43,155	(23.0%)
Operating Costs	(75,060)	(75,186)	(39,495)	(39,561)	0.2%
Operating Margin	31,499	4,519	16,574	2,378	(85.7%)
Selling and Administrative Expenses	(1,971)	(1,909)	(1,037)	(1,004)	-3.2%

Operating Income	29,529	4,922	15,538	2,590	(83.3%)

Additional Information

Table 25

CIEN	3M05	3M06	Chg %

GWh Produced	-	-	-
GWh Sold	1,577	1,564	(0.8%)
Market Share	-	1.7%	-

Pg. 37

PRESS RELEASE First Quarter 2006 – Breakdown by country

DISTRIBUTION

In the distribution business, our two distribution subsidiaries, Ampla and Coelce, reported important increases in their operating results as a consequence of higher demand, that increase physical sales and additionally due to better margins. The number of clients also increase in both companies during the period. Ampla continued its gradual reduction of energy losses thanks to the technical measures being applied. Today, we have more than 290,000 clients connected under the new technical solutions, and we will continue adding new customers to reach our target of 500,000 expected by 2008.

Also, it is important to mention that the tariffs for Coelce and Ampla increased by 10.01% and 2.9%, respectively, which have been applied since March, 2006 in the case of Coelce and from April, 2006 in the case of Ampla.

AMPLA

Operating Income

Table 26

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	243	271	127.996	142.360	11,2%
Other Operating Revenues	12	8	6.242	4.086	(34,5%)
Operating Revenues	255	278	134.237	146.446	9,1%
Energy Purchases	(126)	(116)	(66.530)	(61.134)	8,1%
Other Operating Cost	(77)	(85)	(40.543)	(44.722)	(10,3%)
Operating Costs	(203)	(201)	(107.073)	(105.855)	1,1%
Selling and Administrative Expenses	(10)	(8)	(5.332)	(4.398)	17,5%

Operating Income	41	69	21.832	36.193	65,8%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	3M05	3M06	Chg %

Customers (Th)	2,141	2,244	4.8%
GWh Sold	2,063	2,284	10.7%
Clients/Employee	1,478	1,637	10.8%
Energy Losses % (3M)	23.8%	23.3%	(2.1%)
Energy Losses % (TTM)	22.9%	22.3%	(2.6%)

Pg. 38

PRESS RELEASE First Quarter 2006 – Breakdown by country

COELCE

Operating Income

Table 28

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	140	185	73.579	97.485	32,5%
Other Operating Revenues	2	8	1.053	4.313	-
Operating Revenues	142	193	74.632	101.797	36,4%
Energy Purchases	(66)	(84)	(34.934)	(44.411)	(27,1%)
Other Operating Cost	(40)	(49)	(20.819)	(25.551)	(22,7%)
Operating Costs	(106)	(133)	(55.754)	(69.962)	(25,5%)
Selling and Administrative Expenses	(18)	(21)	(9.531)	(11.057)	(16,0%)

Operating Income	18	39	9.347	20.778	122,3%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	3M05	3M06	Chg %

Customers (Th)	2,357	2,456	4.2%
GWh Sold	1,603	1,656	3.3%
Clients/Employee	1,759	1,861	5.8%
Energy Losses % (3M)	14.2%	13.0%	(8.5%)
Energy Losses % (TTM)	14.0%	13.7%	(2.1%)

Pg. 39

PRESS RELEASE First Quarter 2006– Market Information

CHILE

GENERATION

Operating Income for the Chilean operations increased 60.1% . This positive variation is explained as a result of node prices averaging over US$60 per MWh, and a higher spot energy prices due to an strong demand and the constant cuts in natural gas supplies from Argentina. The good hydrology enabled Endesa Chile to increase hydraulic generation proportion while at the same time contracting its thermal generation by 26.2% . The cost of sales declined by 5.8% . Endesa Chile’s commercial policy enabled it to be a net seller on the spot market and thus benefit from the margins provided by selling its water-generated energy at high prices.

In the long term, our subsidiary Endesa Chile is planning to install about 2,400 megawatts in the south of Chile among others.

ENDESA CHILE

  Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	3M05	3M06	3M05	3M06	Chg %

Operating Revenues	564	551	296,546	289,779	(2.3%)
Operating Costs	(334)	(309)	(175,798)	(162,569)	7.5%
Selling and Administrative Expenses	(20)	(15)	(10,304)	(8,069)	21.7%

Operating Income	210	226	110,444	119,141	7.9%

Interest Income	12	5	6,059	2,846	(53.0%)
Interest Expenses	(102)	(83)	(53,605)	(43,638)	18.6%
Net Financial Income (Expenses)	(90)	(78)	(47,546)	(40,792)	14.2%
Equity Gains from Related Company	12	16	6,137	8,555	39.4%
Equity Losses from Related Company	(0)	(0)	(26)	(8)	68.9%
Net Income from Related Companies	12	16	6,111	8,547	39.9%
Other Non Operating Income	26	19	13,575	9,804	(27.8%)
Other Non Operating Expenses	(40)	(45)	(21,034)	(23,555)	(12.0%)
Net other Non Operating Income (Expenses)	(14)	(26)	(7,459)	(13,751)	(84.4%)
Price Level Restatement	(4)	(1)	(1,959)	(471)	25.7%
Foreign Exchange Effect	(9)	(3)	(4,787)	(1,698)	64.5%
Net of Monetary Exposure	(13)	(4)	(6,746)	(2,169)	67.8%
Positive Goodwill Amortization	(1)	(0)	(398)	(232)	41.7%

Non Operating Income	(106)	(92)	(56,038)	(48,397)	13.6%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	103	134	54,406	70,744	30.0%
Extraordinary Items	-	-	-	-	-
Income Tax	(50)	(47)	(26,359)	(24,582)	6.7%
Minority Interest	(30)	(29)	(15,835)	(15,060)	4.9%
Negative Goodwill Amortization	9	5	4,521	2,423	(46.4%)

NET INCOME	32	64	16,733	33,525	100.4%

Pg. 40

PRESS RELEASE First Quarter 2006– Market Information

Additional Information

Table 31

Chilean Companies	3M05	3M06	Chg %

GWh Produced	4,301	4,369	1.6%
GWh Sold	4,624	4,671	1.0%
Market Share	38.3%	37.9%	(0.9%)

Pg. 41

PRESS RELEASE First Quarter 2006– Market Information

DISTRIBUTION

Chilectra reported a 6.5% increase in operating income. This improvement is explained mainly by higher sales, better margins, and the increase of more than 30,000 new clients. It’s important to mention, that in April 18, 2006, Chilectra started the auction of 42.500 GWh, for a period of 10 years, starting the year 2009. For Chilectra, these new auction would represent , more than the 40% of it’s physical regulated sales in the SIC.

CHILECTRA

  Income Statement

Table 32

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	222	270	116,644	142,054	21.8%
Other Operating Revenues	17	19	9,174	10,177	10.9%
Operating Revenues	239	289	125,818	152,231	21.0%
Energy Purchases	(151)	(191)	(79,602)	(100,715)	(26.5%)
Other Operating Cost	(25)	(26)	(13,335)	(13,581)	(1.8%)
Operating Costs	(177)	(217)	(92,937)	(114,296)	(23.0%)
Selling and Administrative Expenses	(15)	(21)	(7,709)	(11,124)	(44.3%)

Operating Income	48	51	25,172	26,811	6.5%

Interest Income	1	1	359	775	115.9%
Interest Expenses	(15)	(12)	(7,964)	(6,228)	21.8%
Net Financial Income (Expenses)	(14)	(10)	(7,605)	(5,453)	28.3%
Equity Gains from Related Company	4	12	2,224	6,180	177.9%
Equity Losses from Related Company	(5)	(1)	(2,721)	(497)	81.7%
Net Income from Related Companies	(1)	11	(497)	5,682	-
Other Non Operating Income	3	4	1,701	2,301	35.3%
Other Non Operating Expenses	(1)	(1)	(552)	(280)	49.2%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	2	4	1,149	2,020	75.8%
Price Level Restatement	(9)	(2)	(4,623)	(1,251)	72.9%
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(9)	(2)	(4,623)	(1,251)	72.9%
Positive Goodwill Amortization	(0)	(0)	(162)	(146)	9.7%

Non Operating Income	(22)	2	(11,738)	852	107.3%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	26	53	13,434	27,664	105.9%
Extraordinary Items	-	-	-	-
Income Tax	(10)	(9)	(5,447)	(4,683)	14.0%
Minority Interest	2	1	1,223	396	(67.6%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	18	44	9,210	23,377	153.8%

Additional Information

Table 33

Chilectra	3M05	3M06	Chg %

Customers (Th)	1,380	1,411	2.2%
GWh Sold	2,823	3,005	6.4%
Clients/Employee	1,991	1,957	(1.7%)
Energy Losses % (3M)	5.2%	4.7%	(9.6%)
Energy Losses % (TTM)	5.2%	5.4%	4.4%

Pg. 42

PRESS RELEASE First Quarter 2006– Market Information

COLOMBIA

GENERATION

In the generation business, Betania and Emgesa registered a decrease in its operating income, mostly explained by the good hydrology which reduced prices, partially compensated with an increase in production.

The Colombian market seems like an attractive market to us, which is why Endesa Chile, on March 2, 2006, bought the Thermal Plant name Termocartagena, investing around US$17 million, and announced an investment plan of US$15 million with the purpose to pay debts and repair the 186 MW plant, improving its generation mix and commercial strategy.

BETANIA

  Operating Income

Table 34

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	15,673	13,557	8,247	7,133	(13.5%)
Operating Costs	7,257	5,872	3,818	3,090	(19.1%)
Operating Margin	8,416	7,685	4,429	4,044	(8.7%)
Selling and Administrative Expenses	126	193	66	102	52.7%

Operating Income	8,290	7,492	4,362	3,942	(9.6%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Betania	3M05	3M06	Chg %

GWh Produced	444	511	15.2%
GWh Sold	515	607	17.8%
Market Share	3.0%	3.6%	19.0%

Pg. 43

PRESS RELEASE First Quarter 2006– Market Information

EMGESA

  Operating Income

Table 36

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	118,081	112,076	62,132	58,972	(5.1%)
Operating Costs	58,044	58,911	30,542	30,998	1.5%
Operating Margin	60,036	53,165	31,590	27,974	(11.4%)
Selling and Administrative Expenses	1,676	1,699	882	894	1.4%

Operating Income	58,360	51,466	30,708	27,080	(11.8%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	3M05	3M06	Chg %

GWh Produced	2,411	2,465	2.2%
GWh Sold	2,948	2,959	0.4%
Market Share	17.2%	17.5%	1.3%

Pg. 44

PRESS RELEASE First Quarter 2006– Market Information

DISTRIBUTION

In the distribution business, our subsidiary Codensa registered an increase in operating income basically associated to a 7% increase in physical sales, as well as a lower operating cost. In addition, our portfolio of customers increase by 64,000.

CODENSA

  Operating Income

Table 38

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	163	156	85.776	81.840	(4,6%)
Other Operating Revenues	47	44	24.775	22.927	(7,5%)
Operating Revenues	210	199	110.552	104.767	(5,2%)
Energy Purchases	(96)	(91)	(50.483)	(48.128)	4,7%
Other Operating Cost	(57)	(49)	(30.175)	(25.629)	15,1%
Operating Costs	(153)	(140)	(80.658)	(73.757)	8,6%
Selling and Administrative Expenses	(5)	(6)	(2.855)	(3.336)	(16,8%)

Operating Income	51	53	27.039	27.674	2,3%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	3M05	3M06	Chg %

Customers (Th)	2,026	2,091	3.2%
GWh Sold	2,386	2,545	6.7%
Clients/Employee	2,274	2,265	(0.4%)
Energy Losses % (3M)	9.9%	9.4%	(4.9%)
Energy Losses % (TTM)	9.8%	9.3%	(4.5%)

Pg. 45

PRESS RELEASE First Quarter 2006– Market Information

PERU

GENERATION

Edegel reported a decrease in its operating income. Although production increased by 6.3% and sales volumes by 1.3%, revenues fell by 3.3% from US$ 63.5 million to US$ 61.5 million. The increase in the cost was mainly attributable to the higher thermal generation, which increased by 59 GWh in response to an 8.2% increase in demand in the domestic market. Thermo capability allows the company to cover the demand with its owned generation, thus reducing energy purchases cost in 100% compared to March 2005.

EDEGEL

  Operating Income

Table 40

	Thousand US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Operating Revenues	63,547	61,467	33,437	32,343	(3.3%)
Operating Costs	24,923	27,021	13,114	14,218	8.4%
Operating Margin	38,624	34,446	20,323	18,125	(10.8%)
Selling and Administrative Expenses	4,271	4,342	2,247	2,285	1.7%

Operating Income	34,353	30,104	18,076	15,840	(12.4%)

Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	3M05	3M06	Chg %

GWh Produced	1,239	1,317	6.3%
GWh Sold	1,263	1,279	1.3%
Market Share	26.5%	25.0%	(5.9%)

Pg. 46

PRESS RELEASE First Quarter 2006– Market Information

DISTRIBUTION

Our subsidiary Edelnor had a decrease in its operating income, due to lower margin on sales which was not compensated by higher local demand. During this period, Edelnor increased its operating revenues mainly explained by a 9.7% increase in physical sales. The number of clients increased in almost 18,000 new customers. On the other hand, the tariff revision process ended in November 2005, concluded with no changes. The next tariff setting process will take place in 2009.

EDELNOR

  Operating Income

Table 42

	Million US$		Million Ch$

	3M 05	3M 06	3M 05	3M 06	Chg %

Revenues from Sales	106	98	55.811	51.446	(7,8%)
Other Operating Revenues	2	3	981	1.353	37,9%
Operating Revenues	108	100	56.793	52.799	(7,0%)
Energy Purchases	(69)	(64)	(36.079)	(33.662)	6,7%
Other Operating Cost	(13)	(11)	(6.737)	(6.030)	10,5%
Operating Costs	(81)	(75)	(42.815)	(39.692)	7,3%
Selling and Administrative Expenses	(10)	(9)	(5.203)	(4.718)	9,3%

Operating Income	17	16	8.775	8.389	(4,4%)

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	3M05	3M06	Chg %

Customers (Th)	913	931	2.0%
GWh Sold	1,102	1,209	9.7%
Clients/Employee	1,700	1,737	2.2%
Energy Losses % (3M)	8.5%	8.3%	(2.7%)
Energy Losses % (TTM)	8.4%	8.5%	1.3%

Pg. 47

PRESS RELEASE First Quarter 2006– Market Information

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Consolidated with Enersis International First Quarter 2006 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

(in million Ch$ of 1Q06)	1Q 06	1Q 05	Var %

Gross Operating Margin	834	876	4.8%
S&A Expenses	(3,717)	(3,282)	(13.3%)

Operating Income	(2,883)	(2,406)	(19.8%)

Endesa	20,108	10,036	100.4%
Chilectra	17,383	9,535	82.3%
Edesur	(244)	(3,272)	92.5%
Edelnor	366	1,138	(67.8%)
Ampla	3,510	(1,627)	315.7%
Coelce	-	447	100.0%
Codensa	3,712	3,246	14.4%
CAM LTDA	1,280	1,411	(9.3%)
Inm Manso de Velasco	39	279	(86.1%)
Synapsis	1,099	834	31.8%
CGTF	-	2,220	(100.0%)
Endesa Brasil	4,482	-
Other	107,065	314	-

Net Income from Related Companies	158,800	24,561	546.5%

Interest Income	11,004	13,073	(15.8%)
Interest Expense	(14,908)	(18,462)	19.3%
Net Financial Income (Expenses)	(3,904)	(5,389)	27.6%
Other Non Operating Income	1,546	2,242	(31.0%)
Other Non Operating Expenses	(1,461)	(10,429)	86.0%
Net other Non Operating Income (Expenses)	85	(8,187)	101.0%
Price Level Restatement	343	(181)	289.5%
Foreign Exchange Effect	5,085	9,858	(48.4%)
Net Monetary Exposure	5,428	9,677	(43.9%)
Positive Goodwill Amortization	(13,273)	(13,291)	(0.1%)

Non Operating Income	147,136	7,371	1896.3%

Net Income before (1), (2) & (3)	144,253	4,965	2805.6%
Income Tax (1)	(3,072)	3,057	(200.5%)
Negative Goodwill Amortization (2)	10	11	(8.5%)
Minority Interest (3)	-	-	NA

NET INCOME	141,191	8,033	1657.7%

EPS (Ch$)	4.32	0.25
EPADS (US$)	0.00	0.00
Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE First Quarter 2006– Market Information

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

(in thousand US$ of 1Q06)	1Q 06	1Q 05	Var %

Gross Operating Margin	1,586	1,665	4.8%
S&A Expenses	(7,065)	(6,237)	(13.3%)

Operating Income	(5,479)	(4,572)	(19.8%)

Endesa	38,215	19,074	100.4%
Chilectra	33,037	18,122	82.3%
Edesur	(464)	(6,218)	92.5%
Edelnor	696	2,163	(67.8%)
Ampla	6,670	(3,093)	315.7%
Coelce	-	850	100.0%
Codensa	7,055	6,169	14.4%
CAM LTDA	2,433	2,682	(9.3%)
Inm Manso de Velasco	74	530	(86.1%)
Synapsis	2,089	1,585	31.8%
CGTF	-	4,219	(100.0%)
Endesa Brasil	8,518	-	0.0%
Others	203,476	597	-

Net Income from Related Companies	301,798	46,678	546.5%

Interest Income	20,913	24,845	(15.8%)
Interest Expense	(28,332)	(35,087)	19.3%
Net Financial Income (Expenses)	(7,419)	(10,243)	27.6%
Other Non Operating Income	2,939	4,261	(31.0%)
Other Non Operating Expenses	(2,776)	(19,820)	86.0%
Net other Non Operating Income (Expenses)	162	(15,559)	101.0%
Price Level Restatement	652	(344)	289.5%
Foreign Exchange Effect	9,664	18,735	(48.4%)
Net Monetary Exposure	10,316	18,391	(43.9%)
Positive Goodwill Amortization	(25,226)	(25,260)	(0.1%)

Non Operating Income	279,631	14,008	1896.3%

Net Income before (1), (2) & (3)	274,152	9,435	2805.6%
Income Tax (1)	(5,838)	5,810	(200.5%)
Negative Goodwill Amortization (2)	19	20	(8.5%)
Minority Interest (3)	-	-	NA

NET INCOME	268,332	15,266	1657.7%

EPS (Ch$)	4.32	0.25
EPADS (US$)	0.00	0.00
Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE First Quarter 2006– Market Information

OWNERSHIP OF THE COMPANY AS OF MARCH 31, 2006

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, April 28, 2006, at 12:00 PM New York time (12:00 PM Chilean Time). To participate, please dial +1 (617) 847-8705 or +1 (800) 599-9816 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 50384985

The phone replay will be available since April 28, 2006, until May 5, 2006, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 67057845

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

Pg. 50

PRESS RELEASE First Quarter 2006– Market Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristian Palacios	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
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Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: April. 27, 2006